MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

SECOND QUARTER ENDED JUNE 30, 2013

As at August 12, 2013

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.

Management’s Discussion and Analysis

For the second quarter ended June 30, 2013

(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc. and its subsidiaries’ (“Fortuna” or the “Company”) performance and such factors that may affect its future performance. This MD&A, which has been prepared as of August 12, 2013, should be read in conjunction with the Company’s audited consolidated financial statements for year ended December 31, 2012 and the unaudited condensed interim consolidated financial statements for the three month and six month periods ended June 30, 2013 and the related notes contained therein. The Company reports its financial position, financial performance and cash flows in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore, cash cost per ounce of payable silver, total production cost per tonne, adjusted net income, operating cash flow per share before changes in working capital, income taxes, and interest income, used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements”.

Management’s Discussion and Analysis Page - 1

Business of the Company

Fortuna is engaged in silver mining and related activities, in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver/lead/zinc mine (“Caylloma”) in southern Peru and the San Jose silver/gold mine (“San Jose”) in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange and Lima Stock Exchange, both under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

The financial results include the accounts of the Company and its wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc. (“Barbados”); Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”).

Second Quarter 2013 Highlights

Second quarter net loss was $10.6 million (Q2 2012 income $3.9 million) resulting in a loss per share of $0.08 (Q2 2012: earnings per share $0.03). The loss was primarily driven by a $15.0 million non-cash impairment charge, offset by a $4.8 million deferred tax provision, related to the carrying value of Caylloma. Contributing to the net loss was a negative price and assay adjustment to sales of $5.2 million mainly related to declining metal prices throughout the quarter. In addition, realized silver price on provisional sales declined 21% year over year to $22.97 per ounce, offsetting a 10% increase in silver ounces sold.

As a result of declining silver prices in the second quarter of 2013, impairment indicators were identified for Caylloma. The Company has determined that at current price levels the value of Caylloma has decreased below the net book value resulting in second quarter income adjusted by $15.0 million, pre-tax for impairment of Caylloma. This charge does not impact the Company’s cash flow.

The Company’s second quarter adjusted net loss was $0.1 million (Q2 2012: income $6.9 million), after adjusting for the write-off and impairment of mineral properties, property, plant and equipment. (Refer to non-GAAP financial measures).

Cash generated by operating activities, before changes in working capital, was $5.9 million, a decrease of 63% over the prior year period, mainly because of lower sales of 22% and, to a lesser degree, higher unit cash costs at both mines. Operating cash flow per share, before changes in working capital, decreased by 62% to $0.05, compared to $0.13 a year ago (Refer to non-GAAP financial measures).

Management’s Discussion and Analysis Page - 2

Silver production increased by 8% to 1,074,007 ounces (Q2 2012: 996,193 ounces), while gold production decreased by 11% to 5,183 ounces (Q2 2012: 5,846 ounces).

Consolidated cash cost per ounce of payable silver, net of by-product credits, was $7.58, compared to $4.75 in Q2 2012. The increase resulted from higher cash cost per ounce recorded at San Jose, which was driven by lower gold credits and a higher unit cash cost per tonne of processed ore. Cash cost per tonne of processed ore at Caylloma and San Jose were below guidance for the quarter. (Refer to non-GAAP financial measures).

Director Appointment

On July 15, 2013 the Company appointed David Farrell to the Board of Directors.

2013 Outlook and Guidance

Production Guidance

For 2013, the Company has raised its forecast production to 4.5 million ounces of silver (up from 4.4 million ounces) and 23,637 ounces of gold (up from 23,300 ounces) based on completion of the mill expansion at San Jose in the third quarter of 2013.

Mine	Silver (M oz)	Gold (k oz)
San Jose, Mexico	2.4	20.9
Caylloma, Peru	2.1	2.7
Total	4.5	23.6

Measures under the current price environment

As a response to the significant decline in silver and gold prices the company is implementing several measures to enhance free cash flow generation by reducing budgeted capital and costs.  These actions include reduction in corporate expenses, capital budgets, exploration, and operating costs.  The main initiatives are as follows:

•

Streamlining of corporate overhead with a 33% reduction of $5.5 million  in corporate expenses on an annual basis

•

Focus on critical path and sustainability projects with a $12.6 million or 24% reduction in the 2013 capital budgets; $12.1 million at Caylloma and $0.5 million at San Jose

•

Focus on high reward targets within Brownfields explorations resulting in a $3.7 million or 26% reduction in the 2013 exploration budget

•

Caylloma mine operating cost reductions of 8% or $1.7 million for the second semester of 2013; we expect unit costs between $88/t and $87/t for Q3 and Q4, respectively, compared to a budget of $95/t

2013 CAPEX Guidance Revision

Capital Expenditures

Mine	YTD 2013 ($ M)	Revised 2013 Guidance ($ M)	Original 2013 Guidance ($ M)
San Jose	13.0	21.5	22.0
Caylloma	9.7	18.6	30.7
Total	22.7	40.1	52.7

Management’s Discussion and Analysis Page - 3

Brownfields Exploration

Mine	YTD 2013 ($ M)	Revised 2013 Guidance ($ M)	Original 2013 Guidance ($ M)
San Jose	3.7	6.4	7.5
Caylloma	3.3	4.1	6.7
Total	7.0	10.5	14.2

2013 Cash Cost per Ounce Guidance Revision

Mine	YTD 2013 ($/oz)	Revised 2013 Guidance ($/oz)	Original 2013 Guidance ($/oz)
San Jose	6.44	5.89	2.90
Caylloma	7.84	7.34	7.70
Total	7.11	6.55	5.00

2013 cash cost per ounce guidance revision includes reductions in production cost at Caylloma and a revised gold price of $1,200/oz vs. $1,700/oz for the original guidance.

2013 & Long Term All-in Cash Cost per Ounce Guidance

The company is incorporating into its guidance an “all-in cash cost” figure based on guidelines from the World Gold Council. Along with 2013 guidance, a 3-year guidance is included with the intention to provide a more representative figure of all-in sustaining costs at our operations moving forward.  Beyond 2013, brownfields exploration has not been included as part of all-in cash cost as its budgets are planned on an annual basis.

The production assumptions behind the three year guidance provided are consistent with prior production guidance provided by the company.

Metal prices used for by-product credits are the following: gold: $1,200/oz, lead: $2,100/t, zinc: $2,000/t.

Management’s Discussion and Analysis Page - 4

San Jose Mine all-in cash cost

Item	YTD 2013 Actual ($/oz)	2013 Guidance ($/oz)	3 Year guidance 2014-2016 ($/oz)
Cash cost net of by-product credits	6.44	5.89	5.88
Government royalty & mining tax *	0.00	0.00	0.00
Worker's participation *	0.36	0.00	0.49
General and administrative (subsidiary)	1.83	1.37	0.92
Adjusted operating cash cost	8.63	7.26	7.30
Corporate general and administrative	0.00	0.00	0.00
Sustaining capital expenditure	8.00	5.75	4.10
Brownfields exploration	3.61	2.70	0.00
All-in sustaining cash cost	20.23	15.71	11.41
Development capital expenditure	4.58	3.27	0.00
All-in cash cost	24.81	18.98	11.41
*based on $18/oz Ag price

Caylloma Mine all-in cash cost

Item	YTD 2013 Actual ($/oz)	2013 Guidance ($/oz)	3 Year guidance 2014-2016 ($/oz)
Cash cost net of by-product credits	7.84	7.38	4.59
Government royalty & mining tax *	0.38	0.36	0.34
Worker's participation *	0.58	0.28	0.00
General and administrative (subsidiary)	1.56	1.47	1.58
Adjusted operating cash cost	10.37	9.49	6.51
Corporate general and administrative	0.00	0.00	0.00
Sustaining capital expenditure	10.31	9.34	4.17
Brownfields exploration	3.45	2.06	0.00
All-in sustaining cash cost	24.13	20.89	10.68
Development capital expenditure	0.00	0.00	0.00
All-in cash cost	24.13	20.89	10.68
*based on $18/oz Ag price

Management’s Discussion and Analysis Page - 5

Consolidated all-in cash cost

Item	YTD 2013 Actual ($/oz)	2013 Guidance ($/oz)	3 Year guidance 2014-2016 ($/oz)
Cash cost net of by-product credits	7.11	6.57	5.41
Government royalty & mining tax *	0.18	0.16	0.13
Worker's participation *	0.47	0.13	0.31
General and administrative (subsidiary)	1.70	1.42	1.16
Adjusted operating cash cost	9.46	8.27	7.01
Corporate general and administrative	2.79	2.39	1.79
Sustaining capital expenditure	9.10	7.38	4.13
Brownfields exploration	3.53	2.41	0.00
All-in sustaining cash cost	24.88	20.45	12.93
Development capital expenditure	2.39	1.78	0.00
All-in cash cost	27.27	22.23	12.93
*based on $18/oz Ag price

San Jose three year guidance sustaining capital expenditure per ounce is expected to come down with respect to 2013 as production ramps up while similar levels of sustaining capital are maintained.  In the case of Caylloma a reduction is also expected as we conclude certain non-recurrent infrastructure projects in 2013 such as the mine camp and the tailings dam, reducing sustaining capital expenditure going forward. Furthermore, Caylloma’s adjusted operating cash cost per ounce is expected to come down in the three year guidance as the mine plan contemplates higher by-product from increased base metal production.

Mexico Mining Tax

On April 25, 2013, the Plenum of the House of Representatives in Mexico voted in favor of the Mexico Mining Law Reform (“Reform”).Under the Reform, holders of mining concessions and allotments currently in production will be required to pay Mining Compensation by applying 5% to the taxable income of the mine but excluding deductions for interest, foreign exchanges, taxes and fees, depreciation and amortization. The Reform document has been sent to the Senate for its discussion and vote and is still subject to edits by the Senate since it is not enacted Law yet. If ultimately approved, its entry into force will be 90 days after its publication.

Management’s Discussion and Analysis Page - 6

Results of Operations

Consolidated Metal Production

	QUARTERLY RESULTS						YEAR TO DATE RESULTS
	Three months ended June 30,						Six months ended June 30,
	2013			2012			2013			2012
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	493,438	580,570	1,074,007	509,897	486,296	996,193	992,882	1,073,343	2,066,225	994,124	955,162	1,949,286
Gold (oz)	502	4,681	5,183	780	5,066	5,846	1,035	8,641	9,675	1,420	9,563	10,983
Lead (000's lb)	4,666	-	4,666	4,055	-	4,055	9,280	-	9,280	8,498	-	8,498
Zinc (000's lb)	6,131	-	6,131	5,325	-	5,325	12,067	-	12,067	10,646	-	10,646
Copper (000’s lb)	-	-	-	48	-	48	-	-	-	48	-	48
Production cash cost (US$/oz Ag)*	8.78	6.56	7.58	8.49	0.82	4.75	7.84	6.44	7.11	7.76	0.83	4.36

* Net of by-product credits

In Q2 2013, the Company produced 1,074,007 ounces of silver, up 8% from a year ago, and 5,183 ounces of gold, a decrease of 11% from a year ago.

In the first six months of 2013, the Company produced 2,066,225 ounces of silver and 9,675 ounces of gold. When compared to the previous year, silver production increased by 6%, while gold production decreased by 12%. The Company is on schedule to achieve its production guidance for 2013 of 4.5 million ounces of silver and 23,637 ounces of gold or 5.9 million silver equivalent ounces.

Consolidated cash cost per ounce of payable silver

For Q2 2013, consolidated cash cost per ounce of payable silver, net of by-product credits, was $7.58, compared to $4.75 in Q2 2012. The increase resulted from higher cash cost per ounce recorded at San Jose, which was driven by lower gold credits and a higher unit cash cost per tonne of processed ore.

For the first six months of 2013, consolidated cash cost per ounce of payable silver, net of by-product credits, was $7.11, compared to $4.36 in 2012, primarily because of higher costs at San Jose, as explained above. (Refer to non-GAAP financial measures).

San Jose Mine Review

San Jose is an underground silver-gold mine located in southern Mexico in the State of Oaxaca. The table below shows the main variables used by management to measure operating performance of the mine: throughput, grade, recovery, gold and silver production, and unit costs.

Management’s Discussion and Analysis Page - 7

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Mine Production	San Jose	San Jose	San Jose	San Jose
Tonnes milled	102,264	92,011	195,741	179,067
Average tonnes milled per day	1,147	1,046	1,112	1,017

Silver
Grade (g/t)	199	187	192	192
Recovery %	89	88	89	86
Production (oz)	580,570	486,296	1,073,343	955,162
Gold
Grade (g/t)	1.61	1.96	1.55	1.94
Recovery %	88	88	89	86
Production (oz)	4,681	5,066	8,641	9,563
Unit Costs
Production cash cost (US$/oz Ag)*	6.56	0.82	6.44	0.83
Production cash cost (US$/tonne)	77.18	66.50	77.55	66.00
Unit Net Smelter Return (US$/tonne)	166.04	207.45	181.54	214.31

* Net of by-product credits

Silver production at San Jose increased 19% in Q2 2013 when compared to the prior year, while gold production decreased 8%. The increase in silver production was driven by higher grades, slightly improved recovery, and higher throughput of 11%. The decline in gold production resulted from lower head grades, which were partially offset by improved recoveries and the increased throughput. San Jose is on track to meet 2013 production guidance of 2.4 million ounces of silver and 20,946 ounces of gold.

As of the end of June 2013 the mine had stockpiled 29,000 tonnes of broken ore. This guarantees the sourcing of mill feed to meet planned expansion to 1,800 tpd in Q3 2013, while mine extraction ramps up to 1,600 tpd by year end and to 1,800 tpd by Q1 2014. The main access decline has reached level 1200, where further development will take place during the remainder of the year. Production from level 1200 is expected to be achieved in Q1 of 2014, supplementing total mine production of 1,800 tpd. Commissioning of the mill expansion is expected to take place the second half of August 2013, with commercial operations starting in September 2013.

On the brownfields exploration front, surface drilling of Trinidad North was completed in mid-July 2013. A crosscut is being advanced to allow underground drilling, with the aim of re-starting drilling in September 2013. The underground drilling program will test the continuity of the Trinidad North ore shoot to depth and along strike to the North.

Capital expenditures were $7.3 million for the second quarter and $12.9 million for the first six months of the year.

Cash cost per tonne of processed ore was $77.18 and in line with our guidance for Q2 2013. When compared to the prior year cash cost increased by 16%. Cash cost per payable ounce of silver in Q2 2013 was $6.56, compared to $0.82 in Q2 2012. Costs increased mainly because of lower gold credits of $4.20, as gold prices and gold grades were both lower compared to the previous year, and higher unit costs of $2.10 per ounce.

Management’s Discussion and Analysis Page - 8

Cash cost per ounce of payable silver and cash cost per tonne of processed ore are non-GAAP financial measures (Refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales).

Caylloma Mine Review

Caylloma is an underground silver-lead-zinc mine located in southern Peru, in the Arequipa department. Its commercial products are a silver-lead and zinc concentrates. The table below shows the main variables used by management to measure the operating performance of the mine.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Mine Production	Caylloma	Caylloma	Caylloma	Caylloma
Tonnes milled	113,906	115,870	225,322	229,314
Average tonnes milled per day	1,280	1,302	1,273	1,281

Silver
Grade (g/t)	167	181	170	176
Recovery %	81	76	81	77
Production (oz)	493,438	509,897	992,882	994,124
Gold
Grade (g/t)	0.34	0.42	0.36	0.40
Recovery %	40	50	40	48
Production (oz)	502	780	1,035	1,420
Lead
Grade (%)	2.05	1.85	2.07	1.91
Recovery %	91	86	90	88
Production (000's lb)	4,666	4,055	9,280	8,498
Zinc
Grade (%)	2.81	2.49	2.80	2.46
Recovery %	87	84	87	86
Production (000's lb)	6,131	5,325	12,067	10,646
Copper
Production (000’s lb)	0	48	0	48
Unit Costs
Production cash cost (US$/oz Ag)*	8.78	8.49	7.84	7.76
Production cash cost (US$/tonne)	93.34	85.55	93.76	83.59
Unit Net Smelter Return (US$/tonne)	150.00	172.96	172.50	178.45

* Net of by-product credits

Silver production for the quarter was 3% below the prior year period due to lower head grades, partially offset by a significant improvement in metallurgical recoveries from 76% to 81%. The improvement is the result of the initiatives implemented during the first quarter of the year. Zinc and lead production were both 15% above the prior year period, but behind production guidance to mid-year because of lower head grades for those metals. Caylloma is on track to meet its silver production guidance for the year.

Cash cost per tonne of processed ore for Q2 2013 was $93.34, or 9% above Q2 2012, and 4% below guidance for the quarter. Cash cost per payable ounce of silver in Q2 2013 was $8.78, net of by-product credits, compared to $8.49 in Q2 2012. Cash cost per ounce remained unaffected by the higher unit costs due to the offsetting effect of higher base metal credits.

Management’s Discussion and Analysis Page - 9

Capital expenditures at Caylloma were $4.5 million in Q2 2013 and $9.7 million for the first six months of the year.

In March 2013, the Labor Ministry registered the Minera Bateas Workers Union. On July 23, 2013, the Company signed the collective agreement that includes all workers (210) of the Company as at December 31, 2012 and is for a period of one year from January 1, 2013 to December 31, 2013.

Caylloma Mine and San Jose Mine Concentrates

The table below shows the production and balance of commercial end products at each of our operating mines.

	QUARTERLY RESULTS				YEAR TO DATE RESULTS
	Three months ended June 30,				Six months ended June 30, 2013
	2013		2012		2013		2012
Mine Concentrates	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose
Silver Gold
Opening Inventory (t)	0	424	0	806	0	466	0	730
Production (t)	0	2,888	0	2,377	0	5,616	0	4,439
Sales (t)	0	3,039	0	2,635	0	5,808	0	4,622
Adjustment (t)	0	0	0	0	0	0	0	2
Closing Inventory (t)	0	273	0	549	0	273	0	549
Zinc
Opening Inventory (t)	404	0	491	0	521	0	305	0
Production (t)	5,438	0	4,700	0	10,649	0	9,351	0
Sales (t)	5,498	0	4,814	0	10,844	0	9,278	0
Adjustment (t)	3	0	5	0	20	0	5	0
Closing Inventory (t)	347	0	383	0	347	0	383	0
Lead
Opening Inventory (t)	333	0	276	0	443	0	255	0
Production (t)	4,145	0	3,411	0	8,141	0	7,012	0
Sales (t)	4,171	0	3,476	0	8,309	0	7,076	0
Adjustment (t)	20	0	26	0	52	0	46	0
Closing Inventory (t)	327	0	237	0	327	0	237	0
Copper
Opening inventory (t)	0	0	4	0	0	0	4	0
Production (t)	0	0	97	0	0	0	97	0
Sales (t)*	0	0	4	0	0	0	4	0
Adjustment (t)	0	0	0	0	0	0	0	0
Closing Inventory (t)	0	0	96	0	0	0	96	0

* Copper concentrate sold as lead concentrate

Impairment of Caylloma Mine

Assets are reviewed and tested for impairment when events or changes in circumstances suggest that the carrying amount exceeds the recoverable amount. The recoverable amount is the higher of fair value less cost to sell and value in use. Assets are grouped at the lowest level for which there are separately identifiable cash flows or cash generating units.

Management’s Discussion and Analysis Page - 10

Impairment indicators were identified for Caylloma in the second quarter of 2013. The Company has determined that the Caylloma property represents a cash generating unit within the Peru geographic region. Value in use models were used to determine the recoverable amount of the cash generating unit. The carrying value of net assets of $87.6 million was determined to be impaired by $15.0 million.

For the quarter ended June 30, 2013, the Company recorded an impairment charge of $15.0 million (2012: $nil) for non-current assets related to Caylloma. The impairment charge was allocated on a prorata basis against the net book value of the mineral properties, plant and equipment of $90.1 million.

The impairment was driven by the reduction in gold and silver prices and an increase in operating costs, and reflects a reduction in expected future cash flows at the Caylloma operations. Expected future cash flows to determine the value in use used in the impairment testing of non-current assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs, and capital expenditures reflected in the Company’s life of mine plans, as well as economic factors beyond Management’s control, such as silver and gold prices, discount rates, and observable net asset valuation multiples. Should Management’s estimate of the future not reflect actual events, further impairments or reversals of impairments may be identified.

Property Option Agreements

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”).

The Company can earn the Interest by spending $2.0 million, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property and making staged annual payments totalling $0.25 million cash and providing $0.25 million in common shares of the Company to Radius according to the following schedule:

➢

$0.02 million cash and $0.02 million cash equivalent in shares upon stock exchange approval;

➢

$0.03 million cash and $0.03 million cash equivalent in shares by January 15, 2011;

➢

$0.05 million cash and $0.05 million cash equivalent in shares by January 15, 2012;

➢

$0.05 million cash and $0.05 million cash equivalent in shares by the January 15, 2013; and,

➢

$0.10 million cash and $0.10 million cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Upon completion of the cash payments and share issuances, and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

Management’s Discussion and Analysis Page - 11

As at June 30, 2013, the Company had issued 34,589 common shares of the Company, with a fair market value of $0.15 million and paid $0.15 million cash according to the terms of the option agreement.

Taviche Oeste Concessions

On February 4, 2013, the Company, through its wholly owned subsidiary, Cuzcatlan, acquired, through an option agreement with Plata Pan American S.A. de C.V. (“Plata”) (a wholly owned subsidiary of Pan American Silver Corp.), a 55% undivided interest in 6,254 hectare Taviche Oeste Concessions (“concessions”) immediately surrounding the San Jose Mine in Oaxaca, Mexico.  The Company made a cash payment of $4.0 million. On June 19, 2013, the Company has made the final $6.0 million cash payment to purchase the remaining 45% undivided interest in the concessions.

The concessions are subject to a 2.5% net smelter royalty on ore production from this property.

San Luisito Concessions

On February 26, 2013, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option with a third party on concessions in the San Luisito Project, Sonora, Mexico and made a cash payment of $0.05 million. Upon completion of the exploration program and given the current economic environment, the Company will not continue with the option agreement resulting in a write-off of $0.4 million in the second quarter of 2013.

Quarterly Information

The following table provides information for the eight fiscal quarters ended June 30, 2013:

	Quarters ended
Expressed in $000’s, except per share data	30-Jun-13	31-Mar-13	31-Dec-12	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11	30-Sep-11
Sales	30,101	40,713	37,895	43,835	38,689	40,601	31,047	32,543
Mine operating earnings	6,478	16,784	13,264	19,239	17,078	21,081	13,265	19,811
Operating (loss) income	(14,669)	11,006	7,976	12,262	8,397	16,533	4,436	14,886
Net (loss) income	(10,571)	6,665	8,472	8,026	3,854	11,111	(1,756)	10,309
(Loss) earnings per share, basic	(0.08)	0.05	0.07	0.06	0.03	0.09	(0.01)	0.08
(Loss) earnings per share, diluted	(0.08)	0.05	0.07	0.06	0.03	0.09	(0.01)	0.08

Total assets	310,291	327,346	316,983	304,612	288,686	280.825	271,641	270,289
Leases and long term liabilities	2,282	2,238	2,250	2,766	1,658	2,237	2,764	2,873

During Q2 2013, declining silver prices along with rising costs resulted in a significant decline in mine operating earnings compared with prior quarters. Lower silver prices also contributed to the non-cash impairment charge related to carrying value of Caylloma, resulting in a net loss for the period. The impairment charge also reduced the total assets of the Company.

In Q2 2013, provisional concentrate sales declined by 13% over the same period a year ago and by 16% over Q1 2013. In Q1 2013, an increase in provisional concentrate sales offset the decline in silver prices during that period. Sales growth from Q2 2011 to Q1 2013 reflects the steady rise in silver price since the beginning of 2010 and the start of commercial production at San Jose in September 2011.

Management’s Discussion and Analysis Page - 12

The operating loss in Q2 2013, compared to the operating income in Q2 2012, is due to a decrease in sales, an increase in selling, general and administrative expenses from higher share-based payments, and an increase in cost of sales because of higher cash costs per tonne of processed ore (Refer to non-GAAP financial measures).

Second Quarter 2013 Financial Results

Second quarter net loss of $10.6 million (Q2 2012: income $3.9 million) resulted in a loss per share of $0.08 (Q2 2012: earnings per share $0.03). The loss was primarily driven by a $15.0 million non-cash impairment charge, offset by a $4.8 million deferred tax provision, related to the carrying value of Caylloma, a non-cash write-off of mineral properties, plant, and equipment of $0.4 million related to the San Luisito concessions.

Contributing to the loss was negative price and assay adjustments to sales of $5.2 million. Of the latter amount, $3.6 million resulted from negative price adjustments because of declining silver price throughout the quarter, with the remaining $1.6 million consisting of negative assay adjustments mainly related to 2012 sales contracts.

The Company’s second quarter 2013 adjusted net loss, after adjusting for the write-off and impairment of mineral properties, property, plant and equipment, and net of taxes was $0.1 million (Q2 2012: income $6.9 million). (Refer to non-GAAP financial measures).

When compared to the prior year, sales before price adjustments were down 13%, mostly the result of lower realized prices on provisional sales for silver and gold, down 21% and 13% respectively, partially offset by an increase of 10% in silver sold. Negative price and assay adjustments, meanwhile, rose $3.5 million, resulting in a total reduction in sales of 22% over 2012.

Mine operating earnings decreased by 62% to $6.5 million (Q2 2012: $17.1 million). The decrease is attributable to lower sales, as described above, and to higher unit costs at Caylloma and San Jose, although cash cost per tonne at both operations was in line with guidance.

Cash generated by operating activities, before changes in working capital, was $5.9 million, a decrease of 63% over the prior year period due mainly to lower sales and higher unit costs at Caylloma and San Jose.

Basic loss per share for Q2 2013 was $0.08 (Q2 2012: earnings per share $0.03). Operating cash flow per share, before changes in working capital, was $0.05 (Q2 2012: $0.13) (Refer to non-GAAP financial measures).

Sales for Q2 2013 were $30.1 million (Q2 2012: $38.7 million). Sales from Caylloma decreased by 15% to $15.2 million (Q2 2012: $17.7 million), whiles sales at San Jose decreased by 29% to $14.9 million (Q2 2012: $20.9 million). The decreases were driven by lower realized prices for silver and gold, which declined by 21% and 13%, respectively.

In Q2 2013, provisional sales decreased by 13% to $35.3 million (Q2 2012: $40.4 million), while negative price and assay adjustments amounted to $5.2 million compared to $1.7 million in 2012.

Net realized prices are calculated from provisional sales, based on contained metals in concentrate sold, before government royalties and after deductions, treatment, and refining charges. Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose. Final pricing for all concentrates takes place one month after the month of sale. The Company has not hedged its exposure to metal price risk.

Management’s Discussion and Analysis Page - 13

	QUARTERLY RESULTS
	Three months ended June 30,
	2013			2012
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales	17,216,510	18,088,732	35,305,243	18,639,801	21,737,912	40,377,713
Adjustments *	(2,044,351)	(3,160,499)	(5,204,850)	(891,941)	(796,215)	(1,688,156)
Sales	15,172,159	14,928,233	30,100,392	17,747,861	20,941,697	38,689,557

Silver
Provisional Sales (oz)	495,532	622,452	1,117,984	457,862	556,442	1,014,304
Realized Price ($/oz)**	22.82	22.86	22.97	29.40	28.89	29.12
Net Realized Price ($/oz)***	19.78	20.67	20.28	25.66	26.02	25.86
Gold
Provisional Sales (oz)	519	4,909	5,428	645	5,715	6,360
Realized Price ($/oz)**	1,408.90	1,398.57	1,397.83	1,603.01	1,598.37	1,598.54
Net Realized Price ($/oz)***	1,031.48	1,064.35	1,061.21	1,318.12	1,269.71	1,274.62
Lead
Provisional Sales (000’s lb)	4,698	-	4,698	4,128	-	4,128
Realized Price ($/lb)**	0.93	-	0.93	0.90	-	0.90
Net Realized Price ($/lb)***	0.67	-	0.67	0.58	-	0.58
Zinc
Provisional Sales (000’s lb)	6,216	-	6,216	5,430	-	5,430
Realized Price ($/lb)**	0.84	-	0.84	0.88	-	0.88
Net Realized Price ($/lb)***	0.60	-	0.60	0.67	-	0.67

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Cost of sales for Q2 2013 increased by 9% to $23.6 million, compared to $21.6 million in Q2 2012. The increase is primarily attributable to higher concentrate sales and unit cash costs at San Jose and Caylloma (Refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales).

	Expressed in $ 000’s
	Three months ended June 30,
	2013			2012
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs [1]	$ 10.7	$ 8.3	$ 19.0	$ 9.4	$ 6.7	$ 16.1
Workers’ participation	0.1	(0.2)	(0.1)	(0.1)	-	(0.1)
Depletion and depreciation	2.6	2.0	4.6	2.0	3.4	5.4
Royalty expenses	0.1	-	0.1	0.2	-	0.2
	$ 13.5	$ 10.1	$ 23.6	$ 11.5	$ 10.1	$ 21.6

1 Direct mining costs include salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

Management’s Discussion and Analysis Page - 14

Selling, general and administrative expenses for Q2 2013 increased by 23% to $5.6 million (Q2 2012: $4.6 million), largely due to higher share-based payments of $0.9 million and foreign exchange of $0.7 million. Share-based payments increased because of the granting of restricted share units and deferred share units in the second quarter of 2013 and vesting of granted options.

Selling, general and administrative expenses consist primarily of corporate office and subsidiary expenses, such as salaries and payroll-related costs for executive and management. These expenses also include administrative, legal, financial, information technology, human and organizational development, procurement, and professional service fees. Corporate general and administrative expenses declined during Q2 2013 as it include the reversal of bonus accruals for 2013 as part of the Company’s cost savings measures offset by higher share-based payment charges.

	Expressed in $ millions
	Three months ended June 30,
	2013				2012
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 2.3	$ 1.1	$ 0.9	$ 4.3	$ 3.1	$ 0.9	$ 0.9	$ 4.9
Foreign exchange	-	0.2	0.3	0.5	(0.6)	-	0.4	(0.2)
Share-based payments	0.8	-	-	0.8	(0.1)	-	-	(0.1)
	$ 3.1	$ 1.3	$ 1.2	$ 5.6	$ 2.4	$ 0.9	$ 1.3	$ 4.6

Exploration and evaluation costs for Q2 2013 decreased by 50% to $0.1 million (Q2 2012: $0.2 million).

	Expressed in $ millions
	Three months ended June 30,
	2013	2012
Salaries, wages, and benefits	$0.1	$0.1
Direct costs	-	0.1
	$0.1	$0.2

Write-off of mineral properties, plant and equipment for Q2 2013 was $0.4 million, pertaining to the San Luisito concessions, a decrease of 90% compared to $3.9 million in Q2 2012, which pertained to the Mario project.

Impairment of mineral properties, plant and equipment for Q2 2013 of $15.0 million (2012: $nil) relates to the impairment of Caylloma as a result of declining silver prices.

Interest income for Q2 2013 was unchanged at $0.2 million (Q2 2012: $0.2 million).

Interest expense for Q2 2013 amounted to $0.2 million (Q2 2012: $0.1 million).

Income taxes for Q2 2013 improved to a recovery of $4.1 million (Q2 2012: expense $4.6 million) as a result of the tax impact of $4.8 million related to the impairment charge of Caylloma, with the balance due to a reduction of the tax base.

Management’s Discussion and Analysis Page - 15

The income tax provision comprises $0.2 million (Q2 2012: recovery $0.1 million) of current expense arising mainly from Peruvian operations, and $4.3 million of deferred income tax recovery (Q2 2012: $4.7 million deferred income tax expense) arising from Peruvian and Mexican operations.

First Six Months 2013 Financial Results

For the six months ended June 30, 2013, the Company incurred a net loss of $3.9 million, compared to income of $15.0 million a year ago. The loss was driven by a $15.0 million non-cash impairment charge, offset by a $4.8 million deferred tax provision, related to Caylloma, as described above, by a decline in provisional sales on lower metal prices (13% for silver and 7% for gold) and by an increase in negative price and assay adjustments of $6.4 million.

Adjusted net income for the period, after adjusting for the write-off and impairment of mineral properties, property, plant and equipment and net of taxes, was $6.5 million (2012: $17.6 million) (Refer to non-GAAP financial measures).

Mine operating earnings decreased by 39% to $23.3 million (2012: $38.2 million). The decrease is attributable to lower sales of 11% and to higher unit costs at San Jose and Caylloma. Sales decreased because of lower silver and gold prices realized on our provisional sales, 13% and 7% respectively, and higher negative price and assay adjustments for the period of $6.4 million. Cash cost per tonne of processed ore was in line with guidance.

Cash flow from operations, before changes in working capital, decreased by 27% to $22.2 million (2012: $30.4 million). The decrease reflects the reduction in cash flow provided by operations offset by the lower taxes paid at Caylloma in the period.

Basic loss per share for the period was $0.03 (2012: income $0.12). Operating cash flow per share, before changes in working capital, was $0.18 (2012: $0.25) (Refer to non-GAAP financial measures).

Sales for the six months ended June 30, 2013 decreased by 11% from a year ago to $70.8 million (2012: $79.3 million). Sales from Caylloma decreased by 4% to $37.4 million (2012: $39.1 million) and from San Jose by 17% to $33.4 million (2012: $40.2 million), as realized prices for silver and gold declined by 13% and 7%, respectively.

Provisional sales during the period decreased by 3% to $77.4 million (2012: $79.5 million), while negative price and assay adjustments amounted to $6.6 million compared to $0.2 million in 2012.

Net realized prices are calculated from provisional sales, based on contained metals in concentrate sold, before government royalties and after deductions, treatment, and refining charges. Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose. Final pricing for all concentrates takes place one month after the month of sale. The Company has not hedged its exposure to metal price risk.

Management’s Discussion and Analysis Page - 16

	QUARTERLY RESULTS
	Six months ended June 30,
	2013			2012
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales	40,159,452	37,244,910	77,404,362	39,010,681	40,519,136	79,529,817
Adjustments *	(2,747,983)	(3,842,718)	(6,590,701)	101,992	(341,380)	(239,387)
Sales	37,411,469	33,402,192	70,813,661	39,112,673	40,177,756	79,290,429

Silver
Provisional Sales (oz)	1,034,501	1,125,521	2,160,022	935,311	1,004,852	1,940,163
Realized Price ($/oz)**	26.64	26.17	26.54	30.82	30.24	30.52
Net Realized Price ($/oz)***	23.42	23.80	23.62	26.85	27.19	27.02
Gold
Provisional Sales (oz)	1,062	9,047	10,109	1,236	10,173	11,409
Realized Price ($/oz)**	1,521.92	1,504.87	1,503.00	1,651.01	1,627.01	1,624.00
Net Realized Price ($/oz)***	1,130.23	1,155.87	1,153.17	1,325.12	1,297.66	1,300.63
Lead
Provisional Sales (000’s lb)	9,483	-	9,483	8,514	-	8,514
Realized Price ($/lb)**	0.99	-	0.99	0.93	-	0.93
Net Realized Price ($/lb)***	0.72	-	0.72	0.60	-	0.60
Zinc
Provisional Sales (000’s lb)	12,285	-	12,285	10,503	-	10,503
Realized Price ($/lb)**	0.88	-	0.88	0.90	-	0.90
Net Realized Price ($/lb)***	0.64	-	0.64	0.68	-	0.68

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Cost of sales for the six months ended June 30, 2013 increased by 16% to $47.6 million, compared to $41.1 million in 2012. The increase is primarily attributable to higher concentrate sales and unit cash costs at San Jose and Caylloma (Refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales).

	Expressed in $ 000’s
	Six months ended June 30,
	2013			2012
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs [1]	$ 21.4	$ 15.7	$ 37.1	$ 18.4	$ 11.8	$ 30.2
Workers’ participation	0.5	0.3	0.8	0.3	-	0.3
Depletion and depreciation	5.0	4.3	9.3	3.8	6.0	9.8
Royalty expenses	0.4	-	0.4	0.8	-	0.8
	$ 27.3	$ 20.3	$ 47.6	$ 23.3	$ 17.8	$ 41.1

 1 Direct mining costs include salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

Selling, general and administrative expenses for the six months ended June 30, 2013 increased by 31% to $11.3 million (2012: $8.6 million). The increase was largely due to higher share-based payments of $2.2 million following the granting of restricted share units and deferred share units during the period, and vesting of granted options.

Management’s Discussion and Analysis Page - 17

Selling, general and administrative expenses consist primarily of corporate office and subsidiary expenses, such as salaries and payroll related costs for executive and management. These expenses also include administrative, legal, financial, information technology, human and organizational development, procurement functions, and professional service fees.

	Expressed in $ millions
	Six months ended June 30,
	2013				2012
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 5.5	$ 1.8	$ 1.9	$ 9.2	$ 5.7	$ 1.6	$ 1.7	$ 9.0
Foreign exchange	(0.1)	0.2	-	0.1	(0.5)	0.1	0.3	(0.1)
Share-based payments	1.8	-	-	1.8	(0.4)	-	-	(0.4)
Workers’ participation	-	0.1	0.1	0.2	-	0.1	-	0.1
	$ 7.2	$ 2.1	$ 2.0	$ 11.3	$ 4.8	$ 1.8	$ 2.0	$ 8.6

 Exploration and evaluation costs for the six months ended June 30, 2013, decreased by 40% to $0.3 million (2012: $0.5 million).

	Expressed in $ millions
	Six months ended June 30,
	2013	2012
Salaries, wages, and benefits	$0.2	$0.3
Direct costs	0.1	0.2
	$0.3	$0.5

Net loss on commodity contract for the six months ended June 30, 2013 was $nil compared to a loss of $0.3 million in 2012 which was related to short term contracts used to fix the final settlement price on metal contained in concentrate delivered throughout the period.

Write-off of mineral properties, plant and equipment for the six months ended June 30, 2013 was $0.4 million, pertaining to the San Luisito concessions, a decrease of 90% compared to $3.9 million in 2012, which pertained to the Mario project.

Impairment of mineral properties, plant and equipment for the six month ended June 30, 2013 of $15.0 million (2012: $nil) relates to the impairment of Caylloma as a result of declining silver prices.

Interest income for the six months ended June 30, 2013, amounted to $0.4 million (2012: $0.3 million).

Interest expense for the six months ended June 30, 2013, amounted to $0.4 million (2012: $0.3 million).

Management’s Discussion and Analysis Page - 18

Income taxes for the six months ended June 30, 2013 decreased to $0.2 million (2012: $10.0 million) because of the $4.8 million tax impact of the impairment charge for Caylloma, with the remainder due to a reduction of the tax base.

The income tax provision comprises $2.1 million (2012: $1.8 million) of current expense, arising mainly from Peruvian operations, and $1.9 million of deferred income tax recovery (2012: $8.2 million deferred income tax expense) arising from Peruvian and Mexican operations.

Non-GAAP Financial Measures

Adjusted Net Income (non-GAAP financial measure)

	Expressed in $ millions
	Three months ended June 30,			Six months ended June 30,
	2013		2012	2013	2012
NET (LOSS) INCOME FOR THE PERIOD	$(10.6)		$3.9	$(3.9)	$15.0
Items of note, net of tax:
Mark-to-Market effect on derivatives	-		0.4	-	-
Write-off of mineral properties	0.3		2.6	0.3	2.6
Impairment of mineral properties, plant and equipment	10.2		-	10.2	-
ADJUSTED NET (LOSS) INCOME FOR THE PERIOD (1)	$(0.1)	4	6.9	$6.5	$17.6

(1) A non-GAAP financial measure

Operating cash flow per share before changes in working capital (non-GAAP financial measure)

	Expressed in $’000’s (except per share measures)
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Net (loss) income for the period	$(10,571)	$3,854	$(3,906)	$14,965
Items not involving cash	17,173	14,653	27,515	23,862
	$6,602	$18,507	$23,609	$38,827
Income taxes paid	(978)	(2,892)	(1,870)	(8,657)
Interest expense paid	(5)	(6)	(12)	(17)
Interest income received	259	106	429	253

Cash generated by operating activities before changes in working capital	$5,878	$15,715	$22,156	$30,406
Divided by
Weighted average number of shares (‘000’s)	124,451	124,412	123,611	123,551

Operating cash flow per share before changes in working capital (1)	$0.05	$0.13	$0.18	$0.25

(1) A non-GAAP financial measure

Management’s Discussion and Analysis Page - 19

Cash cost per ounce of payable silver and cash cost per tonne of processed ore (non-GAAP financial measure)

Cash cost per ounce of payable silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these non-GAAP financial measures to evaluate the Company’s performance. Cash costs are an industry standard method of comparing certain costs on a per unit basis, however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.

The following tables present a reconciliation of cash costs per tonne of processed ore and cash cost per ounce of payable silver to the cost of sales in the consolidated financial statements for the three and six months ended June 30, 2013 and 2012.

Consolidated Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q2 2013	YTD Q2 2013	Q2 2012	YTD Q2 2012

Cost of sales [1]	23,623	47,552	21,611	41,131
Add / (Subtract)
Change in concentrate inventory	(554)	(1,205)	(320)	908
Depletion and depreciation in concentrate inventory	142	388	233	(163)
Government royalties and mining taxes	(145)	(358)	(170)	(772)
Workers participation	106	(773)	52	(346)
Depletion and depreciation	(4,647)	(9,297)	(5,374)	(9,772)
Cash cost (A)	18,525	36,307	16,032	30,986

Cash cost (A)	18,525	36,307	16,032	30,986
Add / (Subtract)
By-product credits	(12,313)	(25,607)	(13,388)	(26,662)
Refining charges	1,556	3,313	1,849	3,753
Cash cost applicable per payable ounce (B)	7,768	14,013	4,493	8,077

Payable ounces of silver production (C)	1,025,344	1,970,918	946,384	1,851,820

Cash cost per ounce of payable silver ($/oz) (B/C)	7.58	7.11	4.75	4.36

(1) Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation.

Management’s Discussion and Analysis Page - 20

San Jose Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q2 2013	YTD Q2 2013	Q2 2012	YTD Q2 2012

Cost of sales [1]	10,138	20,207	10,147	17,852
Add / (Subtract)
Change in concentrate inventory	(497)	(818)	(957)	-
Depletion and depreciation in concentrate inventory	137	341	338	(20)
Workers participation	160	(299)	-	-
Depletion and depreciation	(2,045)	(4,251)	(3,409)	(6,014)
Cash cost (A)	7,893	15,180	6,119	11,818

Total processed ore (tonnes) (B)	102,264	195,742	92,011	179,067

Cash cost per tonne of processed ore ($/t) (A/B)	77.18	77.55	66.50	66.00

Cash cost (A)	7,893	15,180	6,119	11,818
Add / (Subtract)
By-product credits	(4,981)	(9,989)	(6,432)	(12,430)
Refining charges	740	1,427	693	1,361
Cash cost applicable per payable ounce ( C)	3,652	6,618	380	749

Payable ounces of silver production (D)	556,578	1,027,680	461,981	907,402

Cash cost per ounce of payable silver ($/oz) (C/D)	6.56	6.44	0.82	0.83

Mining cost per tonne	34.38	35.11	28.84	28.56
Milling cost per tonne	18.95	19.00	15.76	16.93
Indirect cost per tonne	15.36	15.87	14.24	14.30
Community relations cost per tonne	3.11	2.15	2.29	1.19
Distribution cost per tonne	5.38	5.42	5.37	5.02
Total production cost per tonne	77.18	77.55	66.50	66.00

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation.

Management’s Discussion and Analysis Page - 21

Caylloma Mine Cash Cost	Expressed in $’000’s		Expressed in $’000’s
	Q2 2013	YTD Q2 2013	Q2 2012	YTD Q2 2012

Cost of sales [1]	13,485	27,345	11,464	23,279
Add / (Subtract)
Change in concentrate inventory	(57)	(387)	637	908
Depletion and depreciation in concentrate inventory	5	47	(105)	(143)
Government royalties and mining taxes	(145)	(358)	(170)	(772)
Workers participation	(54)	(474)	52	(346)
Depletion and depreciation	(2,602)	(5,046)	(1,965)	(3,758)
Cash cost (A)	10,632	21,127	9,913	19,168

Total processed ore (tonnes) (B)	113,906	225,322	115,870	229,314

Cash cost per tonne of processed ore ($/t) (A/B)	93.34	93.76	85.55	83.59

Cash cost (A)	10,632	21,127	9,913	19,168
Add / (Subtract)
By-product credits	(7,332)	(15,618)	(6,956)	(14,232)
Refining charges	816	1,886	1,156	2,392
Cash cost applicable per payable ounce ( C)	4,116	7,395	4,113	7,328

Payable ounces of silver production (D)	468,766	943,238	484,403	944,418

Cash cost per ounce of payable silver ($/oz) (C/D)	8.78	7.84	8.49	7.76

Mining cost per tonne	40.85	41.17	40.64	39.67
Milling cost per tonne	14.48	15.18	12.66	13.19
Indirect cost per tonne	22.96	23.74	25.13	23.58
Community relations cost per tonne	5.48	5.14	0.48	0.40
Distribution cost per tonne	9.57	8.53	6.64	6.75
Total production cost per tonne	93.34	93.76	85.55	83.59

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation.

Liquidity and Capital Resources

Second Quarter 2013 Liquidity and Capital Resources

The capital of the Company consists of equity and available credit facility, net of cash. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

Management’s Discussion and Analysis Page - 22

During the three months ended June 30, 2013, cash and cash equivalents decreased by $20.2 million (Q2 2012: $7.8 million increase) to $43.7 million. The decrease was due to cash provided by operating activities of $2.2 million, net cash used in investing activities of $22.3 million and net cash used in financing activities of $0.1 million, and the effect of exchange rate changes on cash and cash equivalents of $nil. Compared to 2012, the Company’s expenditures on mineral properties, plant and equipment increased by $11.8 million and net purchases of short term investments increased by $1.0 million and cash provided by operating activities decreased by $16.0 million.

During the three months ended June 30, 2013, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $5.9 million (Q2 2012: $15.7 million). Changes in non-cash working capital items amounted to $3.7 million (Q2 2012: $2.5 million), and income taxes paid and interest income paid and received amounted to $0.7 million (Q2 2012: $2.8 million), resulting in net cash provided by operating activities of $2.2 million (Q2 2012: $18.2 million).

Cash used by the Company for the three months ended June 30, 2013, in investing activities totalled $22.3 million (Q2 2012: $9.4 million) comprised of $1.0 million (Q2 2012: $nil) net purchases of short term investments, by $21.5 million (Q2 2012: $9.7 million) expenditures on mineral properties, plant and equipment, and offset by $0.1 million (Q2 2012:  $0.3 million) net receipts on deposits on long term assets.

During the three months ended June 30, 2013, cash used by financing activities totalled $0.1 million (Q2 2012: $1.1 million) with repayment of finance lease obligations of $0.1 million (Q2 2012: $0.3 million), and offset by repayment of long term debt of $nil (Q2 2012: $0.8 million).

First Six months 2013 Liquidity and Capital Resources

The Company’s cash and cash equivalents as at June 30, 2013 totalled $43.7 million (December 31, 2012: $58.7 million), and short term investments totalled $4.8 million (December 31, 2012: $6.0 million).

The $14.8 million decrease (2012: $22.4 million increase) in cash and cash equivalents at June 30, 2013 is due to the cash provided by operating activities of $24.2 million, net cash used in investing activities of $38.7 million and net cash used in financing activities of $0.3 million.  Exchange rate changes had no effect on cash and cash equivalents. Compared to 2012, the Company’s expenditures on mineral properties, plant and equipment increased by $22.6 million and net redemptions of short term investments declined by $16.0 million and cash provided by operating activities increased by $1.8 million.

Working capital for the six months ended June 30, 2013 decreased by $19.0 million to $68.5 million reflecting decreases in cash and cash equivalents of $15.0 million, short term investments of $1.3 million, accounts receivable and other assets of $4.4 million, prepaid expenses of $0.1 million, increases in provisions of $0.1 million, offset by increases in inventories of $0.7 million, and decreases from trade and other payables of $0.8 million, and income tax payable of $0.2 million.

During the six months ended June 30, 2013, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $22.2 million (2012: $30.4 million. Changes in non-cash working capital items amounted to $2.0 million (2012: negative $8.0 million), and income taxes paid and interest income paid and received amounted to $1.5 million (2012: $8.4 million), resulting in net cash provided by operating activities of $24.2 million (2012: $22.4 million).

Management’s Discussion and Analysis Page - 23

Cash used by the Company for the six months ended June 30, 2013, in investing activities totalled $38.7 million (2012: provided $0.6 million), which comprised $1.0 million (2012: $17.0 million) net redemptions of short term investments, $0.1 million (2012: $0.8 million) net receipts on deposits on long term assets, $nil proceeds (2012: $0.1 million) on disposal of mineral properties, plant and equipment, and offset by $39.8 million (2012: $17.3 million) expenditures on mineral properties, plant and equipment.

Investing activities included $39.8 million of expenditures on mineral properties, plant and equipment which comprised of $22.8 million of plant and equipment and mine development, $7.0 million of brownfields exploration, and $10.0 million of the acquisition of the Taviche Oeste concession.

During the six months ended June 30, 2013, cash used by financing activities totalled $0.3 million (2012: $0.6 million) with repayment of finance lease obligations of $0.3 million (2012: $0.6 million), repayment of long term debt $nil (2012: $0.8 million), and offset by net proceeds on the issuance of common shares of $nil (2012: $0.7 million).

On April 23, 2013, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $40 million senior secured revolving credit facility to be refinanced or repaid on or within three years or before April 22, 2016.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility. No funds were drawn from this credit facility.

Management believes that the Company’s current operational requirements and capital projects can be funded from existing cash and cash equivalents, cash generated from operations, and the available credit facility. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. If the Company needs to access the capital markets for additional financial resources, managements believes the Company will be able to do so at prevailing market rates.

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expressed in $ millions
	Expected payments due by period as at June 30, 2013
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$16.5	$-	$-	$-	$16.5
Long term liabilities	0.3	2.3	-	-	2.6
Operating leases	0.7	1.3	0.6	0.1	2.7
Provisions	0.7	0.5	0.8	10.9	12.9
	$18.2	$4.1	$1.4	$11.0	$34.7

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

Management’s Discussion and Analysis Page - 24

Capital Commitments (expressed in $’000’s)

As at June 30, 2013, $4,169 of capital commitments not disclosed elsewhere in the financial statements, and forecasted to be expended within one year, includes the following: $949 mine and tailing dam development at the San Jose property; and $3,220 for the tailing dam and camp infrastructure at Caylloma.

Other Commitments (expressed in $’000’s)

The Company has a contract to guarantee power supply at its Caylloma mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 Kw) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years and expiring in 2017.  Renewal can be avoided without penalties by notification 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

The expected payments due by period as at June 30, 2013 are as follows:

	Expressed in $’000’s
	Expected payments due by period as at June 30, 2013
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Office premises – Canada	$134	$436	$290	$61	$921
Office premises – Peru	380	793	378	-	1,551
Office premises – Mexico	3	-	-	-	3
Total office premises	$517	$1,229	$668	$61	$2,475
Computer equipment – Peru	122	63	-	-	185
Computer equipment – Mexico	17	12	-	-	29
Total computer equipment	$139	$75	$-	$-	$214
Total operating leases	$656	$1,304	$668	$61	$2,689

Other Contingencies

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company.  In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

Management’s Discussion and Analysis Page - 25

During the year ended December 31, 2012, the Ministry of Mining and Energy (MEM) in Peru made an update to the approved Mining Environmental Liabilities List.  As at June 30, 2013, the Company is currently in the process of evaluating its mining concessions which are currently included on the list and as at the date of the issuance of the financial statements an estimate of liability cannot be determined.

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include obligation to indemnify:

➢

directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;

➢

certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction; and,

➢

the dollar value cannot be reasonably estimated.

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas’ mine closure plan, for the sum of $585.  This bank letter of guarantee expires 360 days from December 2012.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Transactions (expressed in $’000’s)

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Expressed in $’000’s
	Three months ended June 30,		Six months ended June 30,
Transactions with related parties	2013	2012	2013	2012
Salaries and wages [1,2]	$30	$34	$55	$52
Other general and administrative expenses [2]	14	28	91	175
Leasehold improvements [2]	-	(4)	-	-
	$44	$58	$146	$227

Management’s Discussion and Analysis Page - 26

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for salaries and wages, general administration costs, and leasehold improvements incurred on behalf of the Company to June 30, 2012. Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services effective July 1, 2012.

In January 2013, the Company issued 11,415 (2012: 8,605) common shares of the Company, at a fair market value of $4.38 (2012: $5.81) per share and paid $50 (2012: $50) cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid or payable to key management for services is shown below:

	Expressed in $’000’s
	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Salaries and other short term employee benefits	$491	$800	$1,339	$1,350
Directors fees	102	108	195	198
Consulting fees	44	45	89	90
Share-based payments (recovery)	720	(196)	1,547	(539)
	$1,357	$757	$3,170	$1,099

Consulting fees includes fees paid to two non-executive directors in both 2013 and 2012.

c)

Period End Balances Arising From Purchases of Goods/Services

	Expressed in $’000’s
Amounts due from related parties	June 30, 2013	December 31, 2012
Owing from a company with common director [3]	$49	$5

3 Owing from a company controlled by a director of the Company at June 30, 2013 and December 31, 2012.

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

	Expressed in $’000’s
Amounts due to related parties	June 30, 2013	December 31, 2012
Owing to a company(ies) with common directors [4]	$22	$54

4 2013 Owing to Gold Group Management Inc. (“Gold Group)” who has a director in common with the Company. 2012 owing to Radius Gold Inc. (“Radius”) and Gold Group Management Inc. (“Gold Group”) whom have directors in common with the Company.

Management’s Discussion and Analysis Page - 27

Significant Accounting Judgments and Estimates

The preparation of the unaudited condensed interim consolidated financial statements (“Financial Statements”) requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating within eighty percent of design capacity;

•

metallurgical recoveries are achieved within eighty percent of projections; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification and assessment of the nature of the Company’s interest in other entities or arrangements to determine whether the Company has control, joint control, significant influence or an interest in another entity or arrangement.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long-lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators, cash generating units and determination of value in use and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

Management’s Discussion and Analysis Page - 28

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the carrying value of the short term investments and the recoverability of the carrying value which are included in the consolidated statements of financial position;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position;

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position; and,

•

the assessment of indications of impairment of each mineral properties and related determination of the net realizable value and write-down of those properties where applicable.

Financial Instruments and Related Risks (expressed in 000’s)

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Management’s Discussion and Analysis Page - 29

a)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

During the six months ended June 30, 2013, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

i.

Assets and Liabilities Measured At Fair Value on a Recurring Basis

Fair Value Measurements

Expressed in $’000’s

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At June 30, 2013	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$43,693	$-	$-	$43,693
Short term investments	4,750	-	-	4,750
Trade receivable from concentrate sales [1]	-	11,205	-	11,205
	$48,443	$11,205	$-	$59,648

1 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

Management’s Discussion and Analysis Page - 30

ii.

Fair Value of Financial Assets and Liabilities

Fair Values of Financial Assets and Liabilities

	June 30, 2013		December 31, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and cash equivalents [1]	$43,693	$43,693	$58,720	$58,720
Short term investments [1]	4,750	4,750	6,019	6,019
Trade receivable from concentrate sales [2]	11,205	11,205	15,158	15,158
Borrowing Costs [3]	264	264	-	-
Advances and other receivables	3,597	3,597	3,637	3,637
Due from related parties [1]	49	49	5	5
Deposits on long term assets [3]	2,589	2,589	2,694	2,694
	$66,147	$66,147	$86,233	$86,233
Financial liabilities
Trade and other payables [1]	$15,994	$15,994	$16,700	$16,700
Due to related parties [1]	22	22	54	54
Leases and long term liabilities [4]	468	479	695	719
	$16,484	$16,495	$17,449	$17,473

1 Fair value approximates the carrying amount due to short term nature and historically negible credit losses.

2 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Borrowing costs and deposits on long term assets includes the amortized value of long term receivables which approximates their fair value.

4 Leases and long term liabilities are recorded at amortized costs. The fair value of leases and long term liabilities are primarily determined using quoted market prices. Balance includes current portion of leases and long term liabilities.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at June 30, 2013, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of nuevo soles or thousands of Mexican pesos):

Management’s Discussion and Analysis Page - 31

	Expressed in ‘000’s
	June 30, 2013				December 31, 2012
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$3,624	S/.	842	$13,098	$4,231	S/.	1,389	$6,136
Short term investments	5,000		-	-	6,000		-	-
Accounts receivable and other assets	341		5,679	90,807	77		3,097	98,147
Deposits on long term assets and long term borrowing costs	485		-	-	-		-	-
Trade and other payables	(996)		(12,349)	(47,770)	(1,225)		(12,300)	(49,779)
Due to related parties	(23)		-	-	(54)		-	-
Provisions, current	-		(459)	(5,306)	-		(284)	(4,502)
Income tax payable	-		-	-	-		(326)	-
Leases and long term liabilities	(2,309)		-	(314)	(1,998)		-	(245)
Provisions	-		(17,788)	(41,976)	-		(19,560)	(39,323)
Total	$6,122	S/.	(24,075)	$8,539	$7,031	S/.	(27,984)	$10,434
Total US$ equivalent	$5,816		$(8,651)	$656	$7,053		$(10,970)	$802

Based on the above net exposure as at June 30, 2013, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $646 (2012: $784) and a net loss of $888 (2012: net loss $1,130).

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s maximum exposure to credit risk as at June 30, 2013 is as follows:

	Expressed in ‘000’s
	June 30, 2013	December 31, 2012
Cash and cash equivalents	$43,693	$58,720
Short term investments	4,750	6,019
Accounts receivable and other assets	22,672	27,032
Due from related parties	49	5
	$71,164	$91,776

Management’s Discussion and Analysis Page - 32

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

(Refer to Contractual Obligations for the expected payments due as at June 30, 2013.)

Significant Changes in Accounting Policies including Initial Adoption

The Company has adopted the following accounting standards along with any consequential amendments, effective January 1, 2013:

IAS 1 Presentation of Financial Statements (Amendment); IAS 16 Property, Plant, and Equipment (Amendment); IAS 32 Financial Instruments: Presentation (Amendment); IAS 34 Interim Financial Reporting (Amendment); IAS 34 (Amendment); IFRS 7 Financial Instruments: Disclosures in Respect of Offsetting (Amendment); IFRS 10 Consolidated Financial Statements; IFRS 11 Joint Arrangements; IFRS 12 Disclosure of Interests in Other Entities; IAS 19 Employee Benefits; IAS 27 Separate Financial Statements; and, IAS 28 Investments in Associates and Joint Ventures.

The Company has adopted the above amendments which do not have a significant impact on the Company’s Financial Statements.

IFRS 13 Fair Value Measurement

The Company has adopted IFRS 13 and as a result has made updates to the disclosure of its financial instruments.

New Accounting Standards

The Company is currently assessing the impact of adopting the following new accounting standards, noted below, on the Company’s Financial Statements.

IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment)

The amendments to IAS 32 address inconsistencies in current practice when applying the requirements with regards to the offsetting of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

Management’s Discussion and Analysis Page - 33

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at August 12, 2013 is 125,404,766 common shares. In addition, 7,052,583 incentive stock options are currently outstanding as follows:

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date

Incentive Stock Options:	9,905	$4.03	October 16, 2013
	1,651,244	$4.46	June 8, 2014
	2,000,732	$4.03	May 29, 2015
	160,000	$1.35	February 5, 2016
	50,000	$2.29	March 30, 2016
	10,000	$1.75	May 8, 2016
	1,134,885	$3.38	May 29, 2016
	225,000	$1.55	July 5, 2016
	177,900	$1.66	July 10, 2016
	350,000	$2.22	January 11, 2017
	184,138	$6.67	February 20, 2017
	38,000	$0.85	June 27, 2017
	380,779	$3.79	July 31, 2017
	250,000	$0.85	October 5, 2018
	230,000	$0.85	November 5, 2018
	200,000	$0.83	July 6, 2019
TOTAL OUTSTANDING OPTIONS	7,052,583

Management’s Discussion and Analysis Page - 34

Other Risks and Uncertainties

There have been no major changes from the reported risks factors outlined in the Annual Information Form for the financial year ended December 31, 2012.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s  disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”) as of June 30, 2013, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to them Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of June 30, 2013, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

Cautionary Statement on Forward-Looking Statements

Certain statements contained in this MD&A and any documents incorporated by reference into this MD&A constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and are not statements of historical fact. Forward-looking statements relate to, among other things:

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mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

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timing of the completion of construction activities at the Company’s properties and their completion on budget;

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production rates at the Company’s properties;

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cash cost estimates;

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timing to achieve full production capacity at the Company’s properties;

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timing for completion of infrastructure upgrades related to the Company’s properties;

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timing for delivery of materials and equipment for the Company’s properties; and

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the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A which may prove to be incorrect, include, but are not limited to, (1) that all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of its properties, (2) there being no significant disruptions affecting operations, whether due to labor disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (3) permitting, development, expansion and power supply proceeding on a basis consistent with the Company’s current expectations; (4) currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for silver, lead, zinc and copper; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; (8) the accuracy of the Company’s current mineral resource and reserve estimates; (9) labor and materials costs increasing on a basis consistent with the Company’s current expectations; and (10) assumptions made and judgments used in engineering and geological interpretation.

In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico, the United States, Peru or other countries in which the Company does or may carry on business; the possibility of cost overruns or unanticipated expenses; fluctuations in silver, lead, zinc and copper prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency exchange rate fluctuations; competition; and other risks and uncertainties, including those described in the “Risks and Uncertainties” section in the MD&A and in the “Risk Factors” section in the Company’s Annual Information Form for the financial year ended December 31, 2012 filed with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission and available at www.sedar.com and www.edgar.gov.

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Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this MD&A. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

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